Vanguard Institutional Total Stock Market Index Fund

Supplement to the Prospectus and Summary Prospectus
Dated April 27, 2017

Adoption of the Funds' Service Agreement

On November 15, 2017, shareholders of Vanguard Institutional Total Stock Market Index Fund voted to approve a new investment advisory and distribution arrangement by adopting the Vanguard Funds? Fifth Amended and Restated Funds? Service Agreement.

Prospectus and Summary Prospectus Text Changes

The table under "Fees and Expenses" is restated as follows:

Shareholder Fees
(Fees paid directly from your investment)

                                         Institutional Institutional Plus
                                         Shares        Shares

Sales Charge (Load) Imposed on Purchases None           None
Purchase Fee                             None           None
Sales Charge (Load) Imposed on
Reinvested Dividends                     None           None
Redemption Fee                           None           None


Annual Fund Operating Expenses
(Expenses that you pay each year as a percentage of the value of your investment)
Management Fees                          0.035%         0.02%
12b-1 Distribution Fee                   None           None
Other Expenses                           0.00%          0.00%
Total Annual Fund Operating Expenses1    0.035%         0.02%

1 The expense information shown in the table has been restated to reflect current expenses.


In the same section, under "Examples," the table illustrating hypothetical expenses is restated as follows:

                             1 Year 3 Years 5 Years 10 Years
Institutional Shares         $4     $11     $20     $45
Institutional Plus Shares    $2     $6      $11     $26

The paragraph under "Purchase and Sale of Fund Shares" is replaced with the following:

You may purchase or redeem shares online through our website
(vanguard.com), by mail (The Vanguard Group, P.O. Box 1110, Valley Forge,
PA 19482-1110), or by telephone (800-662-2739). The minimum investment amount required to open and maintain a Fund account for Institutional Shares or Institutional Plus Shares is $5 million or $100 million, respectively.
The minimum investment amount required to add to an existing Fund account is generally $1. If you are investing through an employer-sponsored retirement or savings plan, your plan administrator or your benefits office can provide you with detailed information on how to participate in your plan.

Prospectus Text Changes

In the More on the Fund section, the following replaces the first paragraph under "Share Class Overview":

This prospectus offers the Fund's Institutional Shares and Institutional Plus Shares, which are generally for investors who invest a minimum of $5 million and $100 million, respectively. The Fund generally is not available through financial intermediaries.

In the More on the Fund section, the third sentence in "Plain Talk About Fund Expenses" is restated as follows:

Assuming that operating expenses remain as stated in the Fees and Expenses section, Vanguard Institutional Total Stock Market Index Fund?s expense ratios would be as follows: for Institutional Shares, 0.035%, or $0.035 per $1,000 of average net assets; for Institutional Plus Shares, 0.02%, or $0.02 per $1,000 of average net assets.

In the More on the Fund section, the following replaces the paragraph under "The Fund and Vanguard":

The Fund is a member of The Vanguard Group, a family of over 200 mutual funds holding assets of approximately $3.6 trillion. All of the funds that are members of The Vanguard Group (other than funds of funds) share in the expenses associated with administrative services and business operations, such as personnel, office space, and equipment.

Vanguard Marketing Corporation provides marketing services to the funds. Although shareholders do not pay sales commissions or 12b-1 distribution fees, each fund (other than a fund of funds) or each share class of a fund (in the case of a fund with multiple share classes) pays its allocated share of the Vanguard funds? marketing costs.

In the More on the Fund section, the first four paragraphs and the table under "Investment Advisor" are deleted and replaced with the following:

The Vanguard Group, Inc. (Vanguard), P.O. Box 2600, Valley Forge, PA 19482, which began operations in 1975, serves as advisor to the Fund through its Equity Index Group. As of December 31, 2016, Vanguard served as advisor for approximately $3.1 trillion in assets. Vanguard provides investment advisory services to the Fund on an at-cost basis, subject to the supervision and oversight of the trustees and officers of the Fund.

In the Investing With Vanguard section, the following replaces the first paragraph under "Account Minimums for Institutional Shares and Institutional Plus Shares":

To open and maintain an account. Institutional Shares-$5 million;
Institutional Plus Shares-$100 million. Institutional clients should contact Vanguard for information on special eligibility rules that may apply to them.

In the Investing With Vanguard section, the following replaces the text under "Conversions From Institutional Shares to Institutional Plus Shares":

You may convert Institutional Shares to Institutional Plus Shares of the Fund, provided that your account balance is at least $100 million.

(C) 2017 The Vanguard Group, Inc. All rights reserved.
Vanguard Marketing Corporation, Distributor. PSI 871 112017